UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Jul-03

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant's name into English)

2nd Floor, 150 West 1st Avenue, Vancouver, B.C. V5Y 1A4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F                                           ☒                                    Form 40-F                                           ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            ☐                                    No                                ☒

(If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

List of Exhibits

                Exhibit 1        Press Release dated July 30, 2003 - Peace Arch Entertainment Group Announces third quarter earnings

                Exhibit 2        Third Quarter Financial Statements

                Exhibit 3        Letter to the Shareholders

                Exhibit 4        Confirmation of Mailing

List of Exhibits

July 30, 2003

FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT GROUP ANNOUNCES THIRD QUARTER EARNINGS

VANCOUVER, BC - Peace Arch Entertainment Group Inc. ("the Company") (AMEX: "PAE"; TSE:  "PAE.A", "PAE.B"),

today announced its results for three and nine months ended May 31, 2003.

The Company's revenue totaled $7.9 million for the quarter, compared with $524,000 in the third quarter of FY2002. During the quarter, the Company delivered one feature film and was in production of six feature films and a documentary series.

The Company reported net income of $929,000 or $0.07 per diluted share, for the three months ended May 31, 2003, compared with a net loss of $1.7 million, or $0.45 per diluted share, in the second quarter of FY2002.

For the nine months ended May 31, 2003, the Company's revenue increased to $19.6 million, compared to $5.7 million in the same period in FY2002. The Company reported net earnings of $5.7 million or $0.41 per diluted share compared with a net loss of $2.8 million or $0.71 per diluted share for the nine months ended May 31, 2002.

Peace Arch Entertainment Group Inc., one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary feature film and television programming for worldwide markets. Peace Arch is headquartered in Vancouver, British Columbia, with offices in Toronto and London, England.

This message includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward- looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For additional information on Peace Arch Entertainment Group, please visit our web site at www.peacearch.com

For inquires, please contact:

Tasha Pearson

Tel: (604) 681-9308

Peace Arch Entertainment Group Inc.	tpearson@peacearch.com

List of Exhibits

Peace Arch Entertainment Group Inc.

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2003

(Unaudited)

American Stock Exchange - Symbol PAE

Toronto Stock Exchange - Symbol PAE.A, PAE.B

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS

As at May 31, 2002 and 2003 and August 31, 2002

(unaudited)

(Expressed in thousands of Canadian dollars)

	May 31 2002	August 31 2002	May 31 2003

ASSETS

Cash and cash equivalents	$2,309	$1,968	$1,399
Accounts receivable and other receivables	1,537	559	5,908
Note receivable	1,000	1,000	1,000
Tax credits receivable	6,358	2,312	5,494
Productions in progress	615	1,356	10,024
Prepaid expenses and deposits	133	206	1,473
Investment in film and television programming	4,067	2,332	6,118
Property and equipment	893	842	747
Deferred costs	564	188	141
Goodwill and trademarks	220	-	-

	$17,696	$10,763	$32,304

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness	$5,449	$1,855	$13,500
Accounts payable and accrued liabilities	2,449	2,650	4,186
Deferred revenue	734	1,197	3,473
Deferred gain	-	436	338
Non-controlling interest	-	-	104
Debt	10,161	9,892	5,836
	18,793	16,030	27,437

Shareholders' equity (deficiency):
Share capital	31,870	31,870	35,750
Authorized:
100,000,000 Class A Multiple Voting Shares
Issued - 1,084,873 (May 31, 2002 - 1,091,875)
100,000,000 Class B Subordinate Voting Shares
Issued - 16,136,304 (May 31, 2002 - 2,795,969)
25,000,000 Preference Shares, issuable in series
Issued - nil

Other paid-in capital	606	680	1,189
Deficit	(33,573)	(37,817)	(32,072)
	(1,097)	(5,267)	4,867

	$17,696	$10,763	$32,304

"Gary Howsam"	"Juliet Jones"
Director	Director

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended May 31, 2002 and 2003

(unaudited)

 (Expressed in thousands of Canadian dollars except per share information)

	3 months ended		9 months ended
	May 31		May 31
	2002	2003	2002	2003

Revenue	$ 524	$ 7,862	$ 5,674	$ 19,586

Expenses:
Amortization of film and television programming	1,099	6,566	4,318	16,650
Other costs of production and sales	158	115	369	382
Other amortization	161	45	485	189
Selling, general and administrative	756	1,174	2,420	2,271
Foreign exchange currency (gains) losses	(20)	(1,046)	(66)	(1,069)
	2,154	6,854	7,526	18,423

Earnings (loss) from operations before undernoted	(1,630)	1,008	(1,852)	1,163

Interest income	42	-	98	129
Interest expense	(601)	(47)	(1,895)	(157)
Gain on sale of assets	72	45	484	110
Gain on settlement of debt	-	-	-	4,604
Non-controlling interest	-	(77)	-	(104)

Earnings (loss) before income taxes	(2,117)	929	(3,165)	5,745
Income taxes	(383)	-	(388)	-

Net earnings (loss) for the period	$ (1,734)	$ 929	$ (2,777)	$ 5,745

Basic net earnings (loss) per common share	$ (0.45)	$ 0.11	$ (0.71)	$ 0.69

Diluted earnings (loss) per common share	$ (0.45)	$ 0.07	$ (0.71)	$ 0.41

CONSOLIDATED STATEMENTS OF DEFICIT

For the Three and Nine Months Ended May 31, 2002 and 2003

(unaudited)

 (Expressed in thousands of Canadian dollars)

	3 months ended		9 months ended
	May 31		May 31
	2002	2003	2002	2003

Deficit, beginning of period	$ (31,839)	$ (33,001)	$ (30,796)	$ (37,817)

Net earnings (loss) for the period	(1,734)	929	(2,777)	5,745

Deficit, end of period	$ (33,573)	$ (32,072)	$ (33,573)	$ (32,072)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended May 31, 2002 and 2003

(unaudited)

 (Expressed in thousands of Canadian dollars)

	3 months ended		9 months ended
	May 31		May 31
	2002	2003	2002	2003

Operating activities:
Net income (loss)	$ (1,734)	$ 929	$ (2,777)	$ 5,745
Items not involving cash:
Amortization of film and television programming	1,099	6,566	1,365	16,650
Other amortization	162	45	485	189
Interest on debt discount	46	66	135	66
Gain on sale of assets	(72)	(45)	(484)	(110)
Gain on settlement of debt	-	-	-	(4,604)
Loss on write-down of assets	-	-	-	-
Non-controlling interest	-	77	-	104
Investment in film and television programming	(1,126)	(4,999)	(1,765)	(20,526)
Changes in non-cash working capital	13,504	(3,685)	9,174	(14,265)
	11,879	(1,046)	6,133	(16,751)

Investing activities:
Increase in deferred costs	(62)	-	(451)	(367)
Increase of goodwill and trademarks	(1)	-	(1)	-
Proceeds on sale of assets, net	(43)	-	6,743	-
Property and equipment acquired	(31)	(31)	(44)	(31)
	(137)	(31)	6,247	(398)

Financing activities:
Issue of common shares, net	-	-	-	3,880
Increase (decrease) in bank indebtedness	(10,869)	259	(12,998)	11,645
Increase (decrease) debt	(617)	1,158	(1,050)	1,055
	(11,486)	1,417	(14,048)	16,580

Increase (decrease) in cash and cash equivalents	256	340	(1,668)	(569)
Cash and cash equivalents, beginning of period	2,053	1,059	3,977	1,968

Cash and cash equivalents, end of period	$ 2,309	$ 1,399	$ 2,309	$ 1,399

Supplementary information:
Interest paid (net of amounts capitalized)	$ 845	$ -	$ 1,686	$ 110
Non-cash transaction:
Issuance of convertible instrument and reduction in value of debt	-	-	-	509
Conversion of an accounts payable to debt	-	-	6,626	-

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended May 31, 2002 and 2003

(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

1.

Operations

Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated company that creates, develops, produces and distributes film, television and video programming for world-wide markets.

2.

Significant Accounting Policies

(a)

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements have been prepared consistent with the accounting policies described in the Company's Annual Report for the year ended August 31, 2002 and should be read in conjunction therewith.

The interim consolidated financial statements include the accounts of the Company and its subsidiaries, substantially all of which are wholly owned.  All material intercompany balances and transactions have been eliminated.

(b)

Comparative Figures

Certain comparative figures have been restated to conform to the basis of presentation adopted for the current period.

3.

Share Capital

(a)

Issued

Class A shares are entitled to ten votes per shares and Class B shares are entitled to on vote per share.  Each Class A shares is convertible into one Class B shares at the option of the holder.

	Class A		Class B		Total
	Number of shares	Amount	Number of shares	Amount	Amount
Balance, August 31, 2001	1,105,875	9,990	2,781,969	21,880	31,870
Changes during the year:
Converted	(14,000)	(129)	14,000	129	-
Less, share issue costs, net of tax benefit	-	3	-	(3)	-
Balance, August 31, 2002	1,091,875	9,864	2,795,969	22,006	31,870
Shares issued pursuant to private placement (1)	-	-	5,000,000	1,500	1,500
Shares issued for acquisition (note 4)	-	-	8,333,333	2,500	2,500
Converted	(7,002)	(63)	7,002	63	-
Less: share issue costs, net of tax benefit	-	-	-	(120)	(120)
Balance, May 31, 2003	1,084,873	$ 9,801	16,136,304	$ 25,949	$ 35,750

(1)

On January 30, 2003 the Company issued by private placement 5,000,000 Class B Subordinate Voting Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000.

(a)

Convertible Instruments

On January 30, 2003 the Company issued a convertible instrument to FremantleMedia Enterprises Ltd. ("Fremantle"), which permits Fremantle to convert the amount of its outstanding debt, if any, into Class B Subordinate Voting Shares of the Company for a period of 90 days commencing on December 31, 2004.  The conversion shall take place at the lower price of either (a) CDN $5.00 per share or the average closing price of the Class B shares for the 30 days prior to December 31, 2004, providing that in no event shall the conversion price be less than CDN $3.00.  Pursuant to the convertible instrument, 2,527,000 Class B shares, which represent the maximum number of shares that could be issued for the principal amount of debt of $7.58 million, have been reserved for issuance.  On the issuance of the convertible instrument the Company recorded paid up capital of $430,568, representing the estimated value of the instrument.  (see note 5)

On January 30, 2003 the Company issued a convertible instrument to Comerica Bank - California ("Comerica"), which permits Comerica to convert the amount of its outstanding obligation, if any, into Class B Subordinate Voting Shares of the Company for a period of 90 days commencing on December 31, 2005 at a price of CDN $5.00 per share. Pursuant to the convertible instrument, 366,000 Class B shares, which represent the maximum number of shares that could be issued for the obligation of  US $1.07 million, have been reserved for issuance. On the issuance of the convertible instrument the Company recorded paid up capital of $78,855, representing the estimated value of the instrument. (see note 6)

4.

Asset Acquisition

Effective December 20, 2003, and subject to shareholder approval obtained on January 20, 2003, the Company acquired a portfolio of assets owned and controlled by CPC Communications Inc. ("CPC") and/or its subsidiaries, in exchange for consideration of 8,333,333 Class B Subordinate Voting Shares of the Company at a price of $0.30 per share.  The assets include investments in films, accounts receivable and tax credit assets, and the future business activities of Greenlight Film and Television Inc.  The purchase price of $2.5 million was allocated $1.9 million to investment in film and television programming, $0.3 million to accounts receivable and $0.3 million to tax credits receivable.  Also included in the portfolio of assets is 100% of the shares of five single purpose production entities for which no purchase price was allocated. The accounts of these five companies are included in the consolidated financial statements.

5.

Debt Restructuring

Effective January 30, 2003 the Company entered into an agreement with FremantleMedia Enterprises Ltd. ("Fremantle") to modify its existing $7.58 million debt by restricting its security to the assets and undertaking of the Company on the effective date, prior to giving effect to the acquisition and financing transactions detailed in notes 3 and 4 (the "Net Assets"). The debt has no fixed repayment dates.  Interest, which continues to accrue at 10% per annum, and principal are payable from the income streams of the Net Assets, subject to priority interests. Prepayment of the principal amount of the debt is not permitted. For a period of 90 days commencing December 31, 2004, Fremantle may convert the unpaid balance of its debt, if any, into common shares of the Company. (See note 3 (b)).  For a period of 90 days commencing December 31, 2004, Fremantle may convert the unpaid balance of its accrued interest, if any, into common shares of the Company, subject to regulatory approval.

The modification of the debt results in a settlement, as the present value of cash flows under the terms of the modified debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original debt instrument.  The Company recorded a gain on settlement of the debt in the amount of $3.5 million, being the difference between the fair value of the new debt instrument and the carrying amount of the original instrument.  Costs of $21,273 associated with the new debt instrument were expensed during the period.

6.

Release and Reconstitution of Loan Guarantee

Effective January 30, 2003 the Company entered into an agreement with Comerica Bank - California ("Comerica") to modify its existing $1.68 million loan guarantee. Repayment of the Company's obligation under the loan guarantee is restricted to the specific exploitation rights secured under the original loan agreement and, subject to priority interests including repayment to Fremantle, to income streams from the assets and undertaking of the Company as they exist on the effective date, prior to giving effect the acquisition and private placement transactions detailed in notes 3 and 4.  The obligation has no maturity date. For a period of 90 days commencing December 31, 2004, Comerica may convert the unpaid balance of its obligation, if any, into common shares of the Company.  (See note 3 (b)).

The modification of the Comerica obligations results in a settlement, as the present value of cash flows under the terms of the modified instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument.  The Company recorded a gain on settlement of the obligation in the amount of $1.62 million, being the difference between the fair value of the new debt instrument and the carrying amount of the original instrument.  Costs of $10,637 associated with the new debt instrument were expensed during the period.

7.

Segmented Information

The Company manages its operations in two business segments:  production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest.  The Company's operations are located in Canada, although its programs are distributed throughout the world.  Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

Production             Proprietary

2002                                                             Services                 Programming                     Other                        Total

Revenue

$

3,511

$

2,078

$

$

5,674

Gross profits

85

Total assets

741                      16,955                                  -                        17,696

2003

Revenue

$

228

$

19,236

$

122

$

19,586

Gross profits

(30)

2,462

122

2,554

Total assets

575                      31,729                                 -                         32,304

Gross profits are comprised of revenue less amortization of television programming, production costs, and other costs of production and sales.

8.

Related Party Transactions

During the nine months ended May 31, 2003 consulting fees of $90,091 were paid to two companies, each controlled by an officer and director of the Company.

As at February May 31, 2003, the Company was indebted to a company controlled by a director and officer of the Company in the amount of $2,084,447.  The indebtedness relates to loans contingent upon future sales of three feature films.  $1,671,350, being the portion of the loans supported by the Company's revenue estimates, is included in long-term debt. The balance is not included in the Company's accounts due to its contingent nature. The loans bear interest, which is also contingent on future sales, at a rate of prime plus 2% per annum.

As at May 31, 2003, the Company had an accounts receivable balance from a company controlled by a director and officer of the company in the amount of $47,983.

List of Exhibits

MESSAGE TO SHAREHOLDERS

July 30, 2003

The Company's revenue totaled $7.9 million for the quarter, compared with $524,000 in the third quarter of FY2002. During the quarter, the Company delivered one feature film and was in production of six feature films and a documentary series.

The Company reported net income of $929,000 or $0.07 per diluted share, for the three months ended May 31, 2003, compared with a net loss of $1.7 million, or $0.45 per diluted share, in the second quarter of FY2002.

For the nine months ended May 31, 2003, the Company's revenue increased to $19.6 million, compared to $5.7 million in the same period in FY2002. The Company reported net earnings of $5.7 million or $0.41 per diluted share compared with a net loss of $2.8 million or $0.71 per diluted share for the nine months ended May 31, 2002.

Peace Arch Entertainment Group Inc., one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary feature film and television programming for worldwide markets. Peace Arch is headquartered in Vancouver, British Columbia, with offices in Toronto and London, England.

PEACE ARCH ENTERTAINMENT GROUP INC.

Gary Howsam

President and CEO

This message includes statements that may constitute forward-looking statements, usually containing the words  "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.  By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

List of Exhibits

July 30, 2003

TO WHOM IT MAY CONCERN:

Dear Sir or Madam:

Re:

Quarterly Report, Peace Arch Entertainment Group Inc.

Results for three and nine months ended May 31, 2003

I hereby confirm that the Unaudited Consolidated Financial Statements for the results for three and nine months ended May 31, 2003 were sent by first class mail to the shareholders of the supplemental mailing list of Peace Arch Entertainment Group Inc. on the above date.

I trust you will find the above in order

Yours truly,

PEACE ARCH ENTERTAINMENT GROUP INC.

"Marie Medeiros"

Marie Medeiros

Administrative Assistant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)

Date	July 30, 2003	By	/s/ Juliet Jones
(Signature)*
Juliet Jones, Principal Financial Officer

* Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.                                    Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.                                    Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed"for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.                                    Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.                                    Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.